UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

28 Baggot Street Lower

Dublin 2

D02 NX43

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GH Research PLC (the “Company”) will hold one-on-one investor meetings during the J.P. Morgan Annual Healthcare Meeting 2023, which is scheduled to take place from January 9-12, 2023 in San Francisco, California.

On January 9, 2023, the Company provided business updates by way of a press release and an updated investor presentation, which it made available on its website. A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the presentation is attached hereto as Exhibit 99.2.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of January 9, 2023 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 9, 2023
99.2	Corporate Presentation for January 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: January 9, 2023

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance